Exhibit 4

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

August 5, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

Last week CF Industries announced very strong results for the second quarter, once again demonstrating the strength of our company and our business model.  We expect that today we will have satisfied the regulatory conditions with respect to our proposed business combination with Terra Industries and will be in a position to close a transaction promptly.  To that end, we are prepared to enter into a merger agreement under which each Terra share would be exchanged for 0.465 of a share of CF Industries.  That exchange ratio represents a premium of 35% over the exchange ratio on January 15, 2009, just prior to when we made our initial offer, and it reflects a premium of 38% over the average exchange ratio for the year prior to that offer.

We also are prepared, following closing of the merger, to return at least $1 billion of cash to the stockholders of the combined company, which likely would be accomplished through open market purchases or a self-tender.  Given the significant increase in our offer, as well as our confidence in the future trading value of our stock, immediately before the merger we would distribute to CF Industries stockholders Contingent Future Shares (“CFs”), as described in the attached term sheet.  The CFs would provide the holders with an opportunity to receive an aggregate of 5 million CF Industries shares should CF Industries shares trade at over $115 per share during a specified period after the closing of the merger.

Through this business combination your stockholders will share in the future upside of the combined company, including $105-135 million of annual operating synergies.  As we have said, we would welcome having a number of your directors on the board of the combined company.  We look forward to Mike Bennett being one of those directors and having him continue to serve in a senior executive capacity, working closely with me to manage the combined company.  Also, we would consider locating some functions of the combined company in the Sioux City area, while preserving the synergies in the transaction.

We are enthusiastic about combining our two companies, and look forward to a favorable response.

Sincerely,

/s/ Stephen R. Wilson

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

CFs Term Sheet

Contingent Future Shares (“CFs”)

Summary of Terms

•                  5 million Contingent Future Shares (“CFs”) of CF Industries would be distributed to the stockholders of CF Industries prior to the merger with Terra Industries (the “Merger”)

•                  If, during the Measuring Period (defined below), the average CF closing share price exceeds $115 for any five (5) trading days within any twenty (20) trading day period, the CFs would automatically convert into shares

•                  The Measuring Period is a period starting six (6) months after the Merger and ending twenty-four (24) months after the Merger

•                  The CFs would be publicly traded

•                  The CFs are not expected to be taxable on receipt or upon conversion.  The CFs would be taxable upon sale of the CFs (or the underlying shares following conversion)